Exhibit 99.4

CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES

The table below sets forth our Consolidated Ratios of Earnings to Fixed Charges, calculated in accordance with International Financial Reporting Standards (IFRS), for the six months ended April 30, 2017 and for the five-year period ended October 31, 2016:

	IFRS
	Six months ended April 30, 2017	Year ended October 31, 2016	Year ended October 31, 2015	Year ended October 31, 2014	Year ended October 31, 2013	Year ended October 31, 2012
Excluding Interest on Deposits	5.72	5.90	6.14	6.23	5.34	4.88

Including Interest on Deposits	2.59	2.61	2.53	2.43	2.28	2.12

For purposes of computing these ratios, earnings represent net income plus income taxes and fixed charges (excluding capitalized interest). Fixed charges represent (i) estimated interest within rental expense, (ii) amortization of debt issuance costs, and (iii) interest (including capitalized interest), including or excluding deposit interest as indicated.

Royal Bank of Canada and Subsidiaries - IFRS

Ratio of Earnings to Fixed Charges and Preferred Dividends

	Six months ended Q2 2017	Year ended October 31 2016	Year ended October 31 2015	Year ended October 31 2014	Year ended October 31 2013	Year ended October 31 2012
(Canadian dollars in millions)
Excluding Interest on Deposits

Net Income before income taxes	$7,543	$13,299	$12,623	$11,710	$10,447	$9,513

Less: Income/(loss) from equity investees (Note 1)	$(290)	(184)	(146)	(162)	(139)	6	Note 1

Fixed Charges:
Interest expense (excl. Deposits)	$1,411	$2,454	$2,235	$2,030	$2,205	$2,298
Estimated interest within rental expense	125	219	193	177	169	155

Total fixed charges	1,536	2,673	2,428	2,207	2,374	2,453

Preferred dividend requirements (Note 2)	197	374	240	277	317	328	Note 2

Fixed charges and preferred dividends	1,733	3,047	2,668	2,484	2,691	2,781

Earnings	8,789	15,788	14,905	13,755	12,682	11,972

Ratio of earnings to fixed charges	5.72	5.90	6.14	6.23	5.34	4.88

Ratio of earnings to fixed charges and preferred dividends	5.07	5.18	5.59	5.54	4.71	4.31

Including Interest on Deposits

Net Income before income taxes	$7,543	$13,299	$12,623	$11,710	$10,447	$9,513

Less: Income/(loss) from equity investees (Note 1)	(290)	(184)	(146)	(162)	(139)	6	Note 1

Fixed Charges:
Interest expense (incl. Deposits)	$4,428	$7,921	$7,958	$7,903	$7,899	$8,379
Estimated interest within rental expense	125	219	193	177	169	155

Total fixed charges	4,553	8,140	8,151	8,080	8,068	8,534

Preferred dividend requirements (Note 2)	197	374	240	277	317	328	Note 2

Fixed charges and preferred dividends	4,750	8,514	8,391	8,357	8,385	8,862

Earnings	11,806	21,255	20,628	19,628	18,376	18,053

Ratio of earnings to fixed charges	2.59	2.61	2.53	2.43	2.28	2.12

Ratio of earnings to fixed charges and preferred dividends	2.49	2.50	2.46	2.35	2.19	2.04

Note (1)		2016	2015	2014	2013	2012
Equity in Undistributed Earnings of Unconsolidated Subsidiaries Calculation (C $’000s):
Associated Corporations
(equity accounted investments – IFRS)	292	176	149	162	159	162
Impairment of investments in JV and associates	(2)	8	(3)	—	(20)	(168)

	290	184	146	162	139	(6)

Note: Losses are presented with a negative sign in this calculation.

Note (2)
Preferred Dividend Requirements Calculation (C$ millions):
Preferred Dividends (per Income Statement)	152	294	191	213	253	258
Taxable Equivalent Gross-up
(1-Effective Tax Rate for period)	77.4%	78.6%	79.4%	76.9%	79.9%	78.9%

Preferred Dividend Requirement	197	374	240	277	317	327

Effective Tax Rate	22.6%	21.4%	20.6%	23.1%	20.1%	21.1%